                                                --------------------------------
                                                /          OMB APPROVAL        /
                                                --------------------------------
                                                / OMB Number:   3235-0145      /
                                                / Expires:  August 31, 1999    /
                                                / Estimated average burden     /
                                                / hours per response.... 14.90 /
                                                 -------------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                             DIGITAL ISLAND, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 25385N 10 1
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                 T.L. Thompson
                            Chief Executive Officer
                             DIGITAL ISLAND, INC.
                         45 Fremont Street, Suite 1200
                           San Francisco, CA   94105
                                (415) 738-4100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 24, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), following box.[_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 25385N 10 1
------------------------------------------------------------------------------
      Name of Reporting Person
 1    I.R.S. Identification Nos. of above persons (entities only).

      Sandpiper Networks, Inc.
      77-0445128
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2
      (a) [_]

      (b) [_]
------------------------------------------------------------------------------
      SEC Use only
 3

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4
      oo
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
 5
      [_]
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6
      California
------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     NUMBER OF
                          16,504,327 (pursuant to irrevocable proxy)
      SHARES       -----------------------------------------------------------
                          Shared Voting Power
   BENEFICIALLY      8

     OWNED BY             o
                   -----------------------------------------------------------
       EACH               Sole Dispositive Power
                     9
    REPORTING
                          o
      PERSON       -----------------------------------------------------------
                          Shared Dispositive Power
       WITH          10
                          o
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11
      16,504,327 (pursuant to irrevocable proxy)

------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
12
      [_]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13
      Approximately 45%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14
      CO
------------------------------------------------------------------------------

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Item 1.  Security and Issuer
         -------------------

         This statement on Schedule 13D (this "Statement") relates to the Common Stock, $0.001 par value per share, CUSIP Number 25385N 10 1 (the "Issuer Common Stock"), of Digital Island, Inc., a Delaware corporation ("Issuer"), which has its principal executive offices at 45 Fremont Street, Suite 1200, San Francisco, California 94105.

Item 2.  Identity and Background
         -----------------------

         (a) The name of the person filing this Statement is Sandpiper Networks, Inc., a California corporation ("Sandpiper").

         (b) The principal office of Sandpiper is located at 225 West Hillcrest Drive, Suite 250, Thousand Oaks, California 91360. The business address of each of Sandpiper's executive officers and directors is set forth on Schedule A
                                                                ----------
hereto.

         (c) The principal business of Sandpiper is the provision of Internet content delivery services. The business address and principal occupation and/or employment, including the name, principal business and business address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Sandpiper is set forth on Schedule A hereof.
                                                            ----------

         (d) During the past five years, neither Sandpiper nor, to the best of Sandpiper's knowledge, any of the individuals listed on Schedule A hereto, has
                                                        ----------
been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither Sandpiper nor, to the best of Sandpiper's knowledge, any of the individuals listed on Schedule A hereto, has
                                                        ----------
been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each executive officer and director of Sandpiper is set forth on Schedule A hereof.
                ----------



Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         No funds or other consideration were used to purchase any securities. This Statement is being filed because voting rights were acquired in connection with the transactions described in Item 4 below.

         Except as disclosed in this Item 3, none of Sandpiper nor, to the best of its knowledge, any of its directors or executive officers, has used any funds to purchase any securities.

Item 4.  Purpose of Transaction
         ----------------------

         Pursuant to the terms of an Agreement and Plan of Reorganization (the "Merger Agreement") dated as of October 24, 1999, by and among Issuer, Beach Acquisition Corp., a California corporation and a wholly-owned subsidiary of Issuer ("Merger Sub"), and Sandpiper, and Sandpiper, and subject to satisfaction of the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Sandpiper (the "Merger"), with Sandpiper being the surviving corporation in the Merger and a wholly-owned subsidiary of Issuer as a result of the Merger (the "Surviving Corporation"). The Merger Agreement is filed as
Exhibit 1 to this Statement and is incorporated herein by reference.
---------

         Concurrently with the execution of the Merger Agreement, certain stockholders of Issuer holding approximately 45% of the Issuer Common Stock issued and outstanding as of October 24, 1999 (the "Issuer Stockholders") entered into a Voting Agreement (the "Voting Agreement"), pursuant to which the Issuer Stockholders agreed to vote their respective shares of Issuer Common Stock in favor of the issuance of Issuer Common Stock in the Merger and in favor of any matter that could reasonably be expected to facilitate the Merger and the other transactions contemplated by the Merger Agreement, and against any proposal, plan or offer to acquire all or any substantial part of the business, assets or capital stock of Issuer, or to liquidate Issuer or otherwise distribute to the stockholders of Issuer all or any substantial part of the business, assets or capital stock of Sandpiper (each, an "Acquisition Proposal"), or other transaction or occurrence which if publicly proposed and offered to Sandpiper and its stockholders (or any of them) would be the subject of an Acquisition Proposal, or a Frustrating Transaction (as defined below). In addition, the Issuer Stockholders granted an irrevocable proxy (the "Issuer Proxy") to the directors of Sandpiper, or any other designee of Sandpiper, as the sole and exclusive attorneys and proxies to vote all shares of Issuer Common Stock held by the Issuer Stockholders in the manner required by the Voting Agreement. The Issuer Proxy is limited in scope to these matters. The Forms of Voting Agreement and Issuer Proxy are filed as Exhibit 2 to this Statement and
                                               ---------
are incorporated herein by reference.

         The Voting Agreement also provides that the Issuer Stockholders shall not (i) sell, transfer, pledge, assign or otherwise dispose of or encumber
(including by gift), or consent to any such transfer of, any shares of Issuer Common Stock held by such Issuer Stockholders or any interest therein or enter into any contract, option, or other arrangement (including any profit sharing or other derivative arrangement) with respect to the Issuer Common Stock held by such Issuer Stockholders with any person other than pursuant to the Merger Agreement, unless prior to any such transfer the transferee enters into and is bound by a voting agreement with Sandpiper on terms substantially identical to the terms of the Voting Agreement, or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection with, directly or indirectly, any amendment of Issuer's Certificate of Incorporation or Bylaws or other proposal, action or transaction involving Issuer or any of its subsidiaries, which amendment or other proposal, action or transaction would or could reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement (collectively, "Frustrating Transactions"), in each case until the earlier of (x) the Effective Time of the Merger (the "Effective Time") or
(y) the valid termination of the Merger Agreement in accordance with its terms.

       Also concurrently with the execution of the Merger Agreement, certain shareholders of Sandpiper (the "Sandpiper Shareholders") entered into a Shareholder Agreement (the "Shareholder Agreement"), pursuant to which the Sandpiper Shareholders agreed to vote their respective shares of Sandpiper Capital Stock in favor of the Merger Agreement, the Merger and the transactions contemplated thereby. The Shareholder Agreement has terms substantially parallel to the Voting Agreement. In connection with the Shareholder Agreement, the Sandpiper Shareholders granted an irrevocable proxy (the "Sandpiper Proxy") to the directors of Issuer, or any other designee of Issuer, with terms substantially parallel to the Issuer Proxy. The Forms of Shareholder Agreement and Sandpiper Proxy are filed as Exhibit 3 to this Statement and are
                                 ---------
incorporated herein by reference.

       Pursuant to the Merger Agreement:

            (i) each share of capital stock of Sandpiper (the "Sandpiper Capital Stock") outstanding immediately prior to the Effective Time shall be converted into and exchanged for the right to receive 1.0727 shares of Issuer Common Stock (the "Exchange Ratio");

            (ii) all shares of Sandpiper Capital Stock owned by Issuer, Merger Sub or by Sandpiper as treasury stock, or any other direct or indirect wholly-owned subsidiary of Issuer or Sandpiper immediately prior to the Effective Time, will be canceled;

            (iii) all outstanding options to purchase Sandpiper Capital Stock ("Sandpiper Options") will be converted into options to purchase Issuer Common Stock ("Issuer Options") in accordance with the terms of the Merger Agreement; and

            (iv) all outstanding warrants to purchase Sandpiper Capital Stock will be converted into warrants to purchase Issuer Common Stock in accordance with the terms of the Merger Agreement.

       Upon consummation of the Merger, (i) shareholders of Sandpiper who exchange their shares of Sandpiper Capital Stock for shares of Issuer Common Stock and (ii) holders of Sandpiper Options that are converted into Issuer Options will hold (or will be entitled to acquire in the case of Issuer Options) approximately 40.9% of the issued and outstanding shares of Issuer Common Stock on a fully diluted basis as of October 24, 1999.

       The Merger Agreement provides that, at the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and the officers of Sandpiper immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

       The Merger Agreement also provides that Issuer and Sandpiper will establish a merger integration committee to plan for the integration of the parties following the Effective Time and to assist in carrying out certain provisions of the Merger Agreement, as provided therein.

       Except as disclosed in this Item 4, none of Sandpiper nor, to the best of its knowledge, any of its directors or executive officers, has any current plans or proposals that relate to any of the events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in the Securities of Issuer
         ------------------------------------

         (a) As a result of the Issuer Proxy described in Item 4, Sandpiper may be deemed to beneficially own an aggregate of 16,504,327 shares of Issuer Common Stock (representing approximately 45% of the shares of Issuer Common Stock outstanding on October 24, 1999). However, Sandpiper disclaims beneficial ownership of such shares, and this Statement shall not be construed as an admission that Sandpiper is, for any or all purposes, the beneficial owner of such shares.

         The Issuer Proxy is limited in scope to the matters described therein.

         (b) As a result of the Issuer Proxy described in Item 4, Sandpiper has sole power to vote or to direct the vote of 16,504,327 shares of Issuer Common Stock with respect to the matters described in the Issuer Proxy (representing approximately 45% of the shares of Issuer Common Stock outstanding on October 24, 1999).

         (c) Except as disclosed in Item 4 hereof, none of Sandpiper nor, to the best of its knowledge, any of its directors or executive officers, has effected any transaction in Issuer Common Stock in the past 60 days.

         (d) Each Issuer Stockholder retains the right to receive or direct the receipt of dividends from Issuer Common Stock subject to the Issuer Proxy.

         (e)  Not applicable.

         Except as disclosed in this Item 5, none of Sandpiper nor, to the best of its knowledge, any of its directors or executive officers, has any interest in the Issuer Common Stock.

Item 6.  Contracts, Arrangements, Understandings or
         ------------------------------------------
         Relationships with Respect to Securities of Issuer
         --------------------------------------------------

         (a) See Item 4 for a description of the Merger Agreement, the Voting Agreement, the Issuer Proxy, the Shareholder Agreement and the Sandpiper Proxy.

         (b) In connection with the execution of the Merger Agreement, Issuer made a Declaration of Registration Rights (the "Declaration") for the benefit of the shareholders of Sandpiper. Pursuant to the Declaration, Issuer granted certain registration rights with respect to the Issuer Common Stock issuable or to be issued to the shareholders of Sandpiper (the "Holders") upon consummation of the Merger (the "Registrable Securities"), as more fully described in Item 4 above. The Declaration provides that if at any time Issuer shall determine to register any of its equity securities for its own account or for the account of certain other holders of Issuer Common Stock in an underwritten public offering, Issuer must give notice to the Holders, and at the Holders' written request with proper notice, must include in the registration and underwriting all Registrable Securities, subject to limitation by the managing underwriter of such registration. The rights of all of the Holders under the Declaration terminate on July 15, 2006. In addition, the right of any Holder to receive notification and to participate in any registration terminates at such time as such Holder
(i) owns less than 1% of the outstanding Issuer Common Stock and (ii) could sell all of the Registrable Securities held by such Holder in any one three-month period pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). The Forms of Declaration is filed as Exhibit 4 to this
                                                        ---------
Statement and is incorporated herein by reference.

         (c) In connection with the execution of the Voting Agreement and the Shareholder Agreement and pursuant to reciprocal market standoff letter agreements (the "Market Standoff Letter Agreements"), from the Effective Time until the earliest to occur of (a) the sale by Issuer of Issuer Common Stock for its own account in a bona fide, firm commitment underwritten public offering pursuant to a registration statement under the Securities Act, (b) July 15, 2000, (c) the effective date of a merger of Issuer with or into another corporation in which fifty (50%) or more of the voting power of Parent is disposed of, or the sale of all or substantially all of the assets of Parent; or
(d) such other date, and with such limitations, as may be approved by unanimous vote of the Board of Directors of Issuer, the Issuer Stockholders and the Sandpiper Stockholders agreed not directly or indirectly to issue, sell or otherwise dispose of or transfer any shares of Issuer Common Stock or any securities convertible into or exchangeable or exercisable for Issuer Common Stock, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Issuer Common Stock or any securities convertible into or exchangeable for the Issuer Stock. The Market Standoff Letter Agreements are filed as part of Exhibit 2 and Exhibit 3 to this Statement
                                       ---------     ---------
and are incorporated herein by reference.

         Except as disclosed in this Item 6, none of Sandpiper nor, to the best of its knowledge, any of its directors or executive officers, has entered into any contracts, arrangements, understandings or relationships with respect to the Issuer Common Stock.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         Sandpiper files as exhibits the following:

      Exhibit   Description
        No.
        1       Agreement and Plan of Reorganization dated as of October 24,
                1999, by and among Issuer, Merger Sub and Sandpiper.

        2 Form of Voting Agreement dated as of October 24, 1999, by and between Sandpiper and certain stockholders of Issuer, along with forms of Issuer Proxy and Market Standoff Letter Agreement.

        3 Form of Shareholder Agreement dated as of October 24, 1999, by and among Issuer, Sandpiper and certain shareholders of Sandpiper, along with forms of Sandpiper Proxy and Market
                Standoff Letter Agreement.

        4       Form of Declaration of Registration Rights.

                                   SIGNATURE
                                   ---------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 3, 1999                 SANDPIPER NETWORKS, INC.

                                         /s/ Thomas R. Govreau
                                         _________________________________
                                         Thomas R. Govreau
                                         Chief Financial Officer

                                 EXHIBIT INDEX
                                 -------------



      Exhibit   Description
        No.
        1       Agreement and Plan of Reorganization dated as of October 24,
                1999, by and among Issuer, Merger Sub and Sandpiper.

        2 Form of Voting Agreement dated as of October 24, 1999, by and between Sandpiper and certain stockholders of Issuer, along with forms of Issuer Proxy and Market Standoff Letter Agreement.

        3 Form of Shareholder Agreement dated as of October 24, 1999, by and among Issuer, Sandpiper and certain shareholders of Sandpiper, along with forms of Sandpiper Proxy and Market
                Standoff Letter Agreement.

        4       Form of Declaration of Registration Rights.

                                  SCHEDULE A
                                  ----------

       The name, citizenship, business address and principal occupation and/or employment, including the name, principal business and business address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Sandpiper, are as follows:


                                               Employment/Occupation/
Name and Citizenship      Position             Business Address

Leo S. Spiegel            Executive Officer/   President and Chief Executive
U.S.A.                    Director             Officer and Director of
                                               Sandpiper/1/

David A. Farber           Executive Officer    Vice President and Chief
U.S.A.                                         Technology Officer of
                                               Sandpiper/1/

Thomas R. Govreau         Executive Officer    Chief Financial Officer of
U.S.A.                                         Sandpiper/1/

Gerald E. Kobelski        Executive Officer    Vice President of Network
U.S.A.                                         Services of Sandpiper/1/

Eric Shepcaro             Executive Officer    Vice President of Sales of
U.S.A.                                         Sandpiper/1/

Andrew D. Swart           Executive Officer/   Vice President of Engineering
U.S.A.                    Director             and Director of Sandpiper/1/

Scott Darling             Executive Officer    Vice President of Business
U.S.A.                                         Development and Professional
                                               Services of Sandpiper/1/

Scott Yara                Executive Officer    Vice President of Marketing of
U.S.A.                                         Sandpiper/1/

Larry Levinsohn           Executive Officer    Vice President of Human
U.S.A.                                         Resources of Sandpiper/1/

G. Bradford Jones         Director             General Partner
U.S.A.                                         Brentwood Venture Capital
                                               11150 Santa Monica Boulevard
                                               Suite 1200
                                               Los Angeles, CA 90025



Jonathan E. Funk          Director             General Partner
U.S.A.                                         Media Technology Ventures
                                               746 West Adams Boulevard
                                               Los Angeles, CA 90089-7727

Robert Kibble             Director             Managing Partner
U.S.A.                                         Mission Ventures
                                               11512 El Camino Real, #215
                                               San Diego, CA 92130

                                               General Partner
                                               Paragon Venture Partners
                                               3000 Sand Hill Road, #1-275
                                               Menlo Park, CA 94025

Ronald Lachman            Director             Partner
U.S.A.                                         Lachman Goldman Ventures
                                               3140 Whisperwoods Court
                                               Northbrook, IL 60062

Deborah Rieman            Director             Executive Director
U.S.A.                                         Check Point Software
                                               3 Lagoon Drive
                                               Redwood City, CA 94065

_______________
(1) The business address of these individuals is c/o Sandpiper Networks, Inc., 225 West Hillcrest Drive, Suite 250, Thousand Oaks, California 91360.